COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO COMBINED
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                                                               Year Ended December 31,
                                               ---------------------------------------------------------------
                                                  2000         1999          1998         1997         1996
                                               ------------  ----------- -----------  -----------  -----------
                                               (unaudited)
Net income                                       $ 1,185.5    $ 1,019.9     $ 304.9      $ 767.1      $ 650.0
Income taxes                                         642.2        550.8       361.8        391.9        358.1
                                               ------------  ----------- -----------  -----------  -----------
Income before income taxes                         1,827.7      1,570.7       666.7      1,159.0      1,008.1

Fixed charges:
     Interest expense (1)                          2,910.1      2,158.3     2,009.3      1,863.0      1,727.9
     Interest portion of rentals (2)                  42.9         37.7        48.1         46.8         45.2
                                               ------------  ----------- -----------  -----------  -----------
Total fixed charges                                2,953.0      2,196.0     2,057.4      1,909.8      1,773.1
                                               ------------  ----------- -----------  -----------  -----------
Total earnings as defined                        $ 4,780.7    $ 3,766.7    $2,724.1    $ 3,068.8    $ 2,781.2
                                               ============  =========== ===========  ===========  ===========

Ratio of earning to fixed charges (3)                 1.62         1.72        1.32         1.61         1.57
                                               ============  =========== ===========  ===========  ===========

Preferred stock dividends (4)                            -            -           -       $ 14.6       $ 19.4
                                               ============  =========== ===========  ===========  ===========

Ratio of earnings to combined fixed charges
   and preferred stock dividends (3)                  1.62         1.72        1.32         1.59         1.55
                                               ============  =========== ===========  ===========  ===========



(1) For financial statement purposes, these amounts are reduced for income earned on temporary investment of excess funds, generally resulting from over-subscriptions of commercial paper issuances.

(2) Represents one-third of rentals, which approximates the portion representing interest.

(3) The 1998 ratios have been negatively impacted by the one-time merger and integration related costs associated with our merger with Beneficial Corporation ("Beneficial"). Excluding Beneficial merger and integration costs of $751 million after-tax, our ratio of earnings to combined fixed charges and preferred stock dividends in 1998 was 1.81.

(4) Preferred stock dividends are grossed up to their pretax equivalents.